

DIVISION OF CORPORATION FINANCE
MAIL STOP 3561

September 19, 2007

via U.S. Mail

Mr. Jason Brown
Chief Executive Officer
Organic To Go Food Corporation
3317 Third Avenue South
Seattle, Washington 98134

> **Re: Organic To Go Food Corporation**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed September 7, 2007**
> **File No. 333-144566**

Dear Mr. Brown:

We have reviewed your filing and response letter dated September 7, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 1 to Registration Statement on Form SB-2

Management's Discussion and Analysis, page 15

Six months ended June 30, 2006 and 2007, page 18

Operating Expenses, page 18

1. Please tell in greater detail the facts and circumstances surrounding the $237,000 store closing accrual. In your response, tell us if you have or plan to dispose of any assets and the accounting for the disposal.

Notes to the June 30, 2007 Condensed Consolidated Financial Statements, page F-25

Note 3: Reverse Merger with Public Shell Company, …, page F-30

2.   Please disclose the number of common shares issued for the acquisition of
        Organic Holding Company, Inc.   In addition, disclose the number of options or
        warrants to purchase shares of Organic Holding Company common stock that
        were converted into an option or warrant to purchase shares of SP Holding
        Company (Now Organic to go Food Corporation), the number of common shares
        issued for Organic Holding Company, Inc. preferred stock, and the amount of
        common shares issued in the redemption of Organic Holding Company's
        convertible promissory note.

Other

Financial Statements of Businesses Acquired

3.   Refer to prior comment 19. We were unable to locate the audited financial
        statements of Vinaigrettes as of and for the nine months ended September 30,
        2006 that you say were filed as an exhibit to your current report on Form 8-K
        dated February 12, 2007. Please provide the required audited financial statements
        in an amended Form SB-2.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Patrick Kuhn at (202) 551-3308 or, in his absence, Joseph Foti, Senior Assistant Chief Accountant, at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3750 with any other questions. Direct all correspondence to the following ZIP code: 20549-3561.

Sincerely,

Max A. Webb
Assistant Director

cc: P. Kuhn
        J. Foti
        J. Wynn

<u>via facsimile</u>
Gerald Chizever, Esq. and Lawrence Venick, Esq.
Loeb & Loeb LLP
(310) 919-3970